Exhibit 99.1

ADC Therapeutics Announces Receipt of $50 Million Second Tranche of Convertible Credit Facility with Deerfield

LAUSANNE, Switzerland, May 17, 2021 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company leading the development of novel antibody drug conjugates (ADCs) to treat hematological malignancies and solid tumors, today announced the receipt of the $50 million second tranche under its convertible credit facility with Deerfield Partners, L.P. and certain of its affiliates (collectively, Deerfield). Under the terms of the Facility Agreement dated April 24, 2020, Deerfield agreed to provide to the Company up to $115 million in financing consisting of two separate tranches. The first $65 million was received upon completion of the Company’s initial public offering in May 2020, and the second tranche of $50 million has now been received following the recent U.S. Food and Drug Administration (FDA) accelerated approval of ZYNLONTA™ (loncastuximab tesirine-lpyl).

“Following the recent approval of ZYNLONTA, we are pleased to further strengthen our balance sheet with the $50 million second tranche draw down,” said Chris Martin, Chief Executive Officer of ADC Therapeutics. “These funds will support the continued execution of our launch and advancement of our deep pipeline of next-generation ADCs.”

Pursuant to a related Registration Rights Agreement with Deerfield, the Company will file a registration statement on Form F-3 with the U.S. Securities and Exchange Commission within 15 days. In the event that in the future Deerfield elects to exercise its conversion option with respect to the convertible notes issued under the Facility Agreement, this registration statement will allow Deerfield to sell the resulting shares. ADC Therapeutics will not sell any securities under this registration statement.

For more information about the Facility Agreement, see the Company’s Annual Report on Form 20-F.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of cancer patients with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA™ (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in late-stage clinical trials in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a late-stage clinical trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, the Company has multiple PBD-based ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, addressable patient population, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

CONTACTS:

Investors

Eugenia Litz

ADC Therapeutics SA

eugenia.litz@adctherapeutics.com

+44 7879 627205

Amanda Hamilton

ADC Therapeutics SA

amanda.hamilton@adctherapeutics.com

+1 917-288-7023

EU Media

Alexandre Müller

Dynamics Group

amu@dynamicsgroup.ch

+41 (0) 43 268 3231

USA Media

Annie Starr

6 Degrees

astarr@6degreespr.com

+1 973-768-2170